Exhibit 99.21

NEWS RELEASE

SOUTH BOW CORPORATION LAUNCHES AS INDEPENDENT COMPANY

CALGARY, Alberta – Oct. 1, 2024 – South Bow Corporation (South Bow) is launching as an independent company after completing its planned separation from TC Energy Corporation (TC Energy). South Bow’s common shares will commence trading on the Toronto Stock Exchange (TSX) on Oct. 2, 2024, and are expected to commence trading on the New York Stock Exchange (NYSE) on or about Oct. 8, 2024, under the ticker symbol SOBO.

“Today is an exciting day for South Bow as we start a new chapter of safely and reliably delivering energy and forging progress as a critical North American energy infrastructure company,” said Bevin Wirzba, South Bow’s President and Chief Executive Officer. “We are confident that as a standalone, publicly traded company, we will unlock significant value from our unrivalled market position. Supported by strong business fundamentals and a robust backdrop for crude oil supply and demand, we are focused on creating long-term value for our customers, communities, employees, and shareholders.”

“On behalf of South Bow’s leadership team and board of directors, I want to thank our team of founders for their tremendous efforts and dedication in getting us to this new beginning. It is a privilege to launch this company and celebrate this milestone alongside them,” added Wirzba.

South Bow is a liquids pipelines company that connects resilient Canadian crude oil supply to the strongest demand and refining markets in the U.S. Midwest and Gulf Coast through its strategic corridor, high-quality contractual framework, and investment-grade financial position. South Bow plans to take a disciplined approach to capital allocation to deliver a compelling return to shareholders, prioritizing strengthening its financial position and pursuing low-risk, modest capital investments that enhance and expand its pre-capitalized corridor. South Bow intends to pay a strong and sustainable base dividend that is underpinned by a stable cash flow profile.

South Bow intends to declare its inaugural dividend on Nov. 7, 2024. The dividend is expected to be paid on Jan. 31, 2025 to shareholders of record on Dec. 31, 2024. Dividends are subject to the discretion and approval of South Bow’s board of directors.

South Bow common shares were distributed on Oct. 1, 2024 to TC Energy shareholders of record on Sept. 25, 2024, who received one South Bow common share for every five TC Energy common shares owned.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements), including forward-looking statements within the meaning of the “safe harbor” provisions of applicable securities legislation, that are based on South Bow’s current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. All statements other than statements of historical facts may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as, “anticipate”, “will”, “expect”, “estimate”, “potential”, “future”, “outlook”, “strategy”, “maintain”, “ongoing”, “intend”, and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: statements regarding South Bow’s business strategy, areas of focus, and actions taken in relation thereto; expectations about current and future industry activities and market conditions, including their expected impact on South Bow; expectations about future demand for South Bow’s infrastructure and services; South Bow’s capital structure and allocation, including future actions that may be taken with respect thereto and expectations regarding future cash flows and uses thereof; expectations regarding South Bow’s commercial agreements and development opportunities, including the expected timing and benefit thereof; competitive conditions and South Bow’s ability to position itself competitively in the industry; expectations regarding the declaration and payment of dividends South Bow intends to pay to shareholders, including expected dividend payment dates; and expected dates when South Bow’s common shares will commence trading on the TSX and NYSE.

The forward-looking statements are based on certain assumptions that South Bow has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry development activity levels and the geographic region of such activity; that favourable market conditions exist and that South Bow has and will have available capital to fund its capital expenditures and other planned spending; prevailing commodity prices, interest rates, inflation levels, carbon prices, tax rates, and exchange rates; the ability of South Bow to maintain current credit ratings; the availability of capital to fund future capital requirements; future operating costs; asset integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax, and environmental laws and regulations; and the expectation that South Bow will satisfy the conditions to listing its common shares on the TSX and NYSE in a timely manner.

Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the energy industry; weakness or volatility in commodity prices; non-performance or default by counterparties; actions taken by governmental or regulatory authorities; the ability of South Bow to acquire or develop and maintain necessary infrastructure; fluctuations in operating results; adverse general economic and market conditions; the ability to access various sources of debt and equity capital on acceptable terms; and adverse changes in credit. The foregoing list of assumptions and risk factors should not be construed as exhaustive. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the results implied by forward-looking statements, refer to South Bow’s alternative annual information form dated Sept. 30, 2024, available under South Bow’s SEDAR+ profile at www.sedarplus.ca and, from time to time, in South Bow’s public disclosure documents, available at www.sedarplus.ca, www.sec.gov, and through South Bow’s website at www.southbow.com.

The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do – providing safe and reliable transportation of crude oil to North America’s highest demand markets. Based in Calgary, Alberta, South Bow is the spinoff company of TC Energy, with Oct. 1, 2024 marking South Bow’s first day as a standalone entity. To learn more, visit www.southbow.com.

Contact information

Investor Relations	Media Relations
Martha Wilmot	Katie Stavinoha
investor.relations@southbow.com	communications@southbow.com